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                              September 29, 2020

       Ashley Cordova
       Chief Financial Officer
       NovoCure Ltd.
       No. 4 The Forum
       Grenville Street
       St. Helier, Jersey JE2 4UF

                                                        Re: NovoCure Ltd.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 27,
2020
                                                            Form 10-Q for the
Quarterly Period Ended June 30, 2020
                                                            Filed July 30, 2020
                                                            File No. 001-37565

       Dear Ms. Cordova:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for the Quarterly Period Ended June 30, 2020

       Item 6. Exhibits, page 25

   1. We note that the certifications filed as Exhibits 31.1 and 31.2 exclude the introductory language regarding
internal control over financial reporting in the fourth paragraph. In your amended filings,
please provide revised certifications that include the required information.
   2.                                                   We note that both your
Section 906 certifications filed as Exhibits 32.1 and 32.2
                                                        incorrectly refer to
the Form 10-Q for the quarter ended June 30, 2019. Please file a full amendment to the filing
to provide corrected Section 906 certifications. This comment also applies to your
Form 10-Q for the quarterly period ended March 31, 2020.
 Ashley Cordova
NovoCure Ltd.
September 29, 2020
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Eric Atallah at (202) 551-3663 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 with any questions.



FirstName LastNameAshley Cordova                          Sincerely,
Comapany NameNovoCure Ltd.
                                                          Division of
Corporation Finance
September 29, 2020 Page 2                                 Office of Life
Sciences
FirstName LastName